UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number 333-201017

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RIVERVIEW FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RIVERVIEW FINANCIAL CORPORATION

3901 North Front Street

Harrisburg, Pennsylvania 17110

SUMMARY ANNUAL REPORT

This is a summary of the annual report for Riverview Financial Corporation 401(k) Retirement Plan EIN 38-3917371 for January 1, 2015 through December 31, 2015. The annual report has been filed with the Employee Benefits Security Administration, as required under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided from the trust fund. Plan expenses were $200,732. These expenses included $200,582 in benefits paid to participants and beneficiaries and $150 in other expenses. A total of 108 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive the benefits.

The value of plan assets, after subtracting liabilities of the Plan, was $4,275,235 as of December 31, 2015, compared to $3,768,024 as of January 1, 2015. During the plan year, the plan experienced an increase in its net assets of $507,211. This increase included unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan’s assets at the end of the year and the value of the assets at the beginning of the year of the cost of assets acquired during the year. The plan had total income of $707,943, including employer contributions of $267,984, employee contributions of $301,228, earnings from investments of ($49,930), and $188,661 in other income.

The plan has assets held by the following regulated financial institution:

Name of Institution: Pentegra Trust Company

Value of Assets as of December 31, 2015: $4,149,909

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

•	Financial information

You may request, and examine or receive without charge, copies of statements from the regulated financial institutions listed above, describing the plan assets held during the year. You may contact the Regional Office of the U.S. Department of Labor’s Employee Benefits Security Administration if you are unable to examine or obtain copies of such information.

To obtain a copy of the full annual report or any part thereof, or the statements from the regulated financial institution, write or call the office of the plan administrator:

Riverview Financial Corporation

P.O. Box B

Marysville, Pennsylvania 17053

(717) 957-2196

The charge to cover copying costs will be $2.00 for the full annual report or $0.25 per page for any part thereof. There will be no charge for copies of the statements from the regulated financial institution.

You also have the legally protected right to examine the annual report at the main office of the plan shown above and at the U.S. Department of Labor in Washington, DC, or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, N-1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, DC 20210.

Additional Explanation

Other income received by the plan included rollover/transfer contribution made by participants of $188,661.

The plan has met the requirements to waive the annual examination and report of an independent registered public accountant.

Form 5500 Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	Annual Return/Report of Employee Benefit Plan This form is required to be filed for employee benefit plans under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code). ▶ Complete all entries in accordance with the instructions to the Form 5500.	OMB Nos. 1210-0110 1210-0089 2015 This Form is Open to Public Inspection

Part I Annual Report Identification Information

For calendar plan year 2015 or fiscal plan year beginning 01/01/2015 and ending 12/31/2015

A This return/report is for: ☐ a multiemployer plan; ☐ a multiple-employer plan (Filers checking this box must attach a list of participating employer information in accordance with the form instructions); or ☒ a single-employer plan; ☐ a DFE (specify) ____

B This return/report is: ☐ the first return/report; ☐ the final return/report; ☐ an amended return/report; ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here. ▶ ☐

D Check box if filing under: ☐ Form 5558; ☐ automatic extension; ☐ the DFVC program; ☐ special extension (enter description)

Part II Basic Plan Information—enter all requested information

1a Name of plan RIVERVIEW FINANCIAL CORPORATION 401(K) RETIREMENT PLAN	1b Three-digit plan number (PN) ▶ 001 1c Effective date of plan 01/01/2009
2a Plan sponsor's name (employer, if for a single-employer plan) Mailing address (include room, apt., suite no. and street, or P.O. Box) City or town, state or province, country, and ZIP or foreign postal code (if foreign, see instructions) Riverview Financial Corporation One Centre Square 200 Front Street Marysville PA 17053-0017	2b Employer Identification Number (EIN) 38-3917371 2c Plan Sponsor's telephone number 717-957-1606 2d Business code (see instructions) 522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE	[signature] Signature of plan administrator	7/14/16 Date	Kirk Fox Enter name of individual signing as plan administrator
SIGN HERE	[signature] Signature of employer/plan sponsor	7/14/16 Date	Kirk D. Fox Enter name of individual signing as employer or plan sponsor
SIGN HERE	Signature of DFE	Date	Enter name of individual signing as DFE

Preparer's name (including firm name, if applicable) and address (include room or suite number)	Preparer's telephone number

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. Form 5500 (2015) v. 150123

Form 5500 (2015) Page 2
3a Plan administrator’s name and address Same as Plan Sponsor 3b Administrator’s EIN 38-3917371
RIVERVIEW FINANCIAL CORPORATION ONE CENTRE SQUARE
300 FRONT STREET
MARYSVILLE PA 17053-0017
3c Administrator’s telephone number
717-957-2196
4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name. EIN and the plan number from the last return/report: 4b EIN a Sponsor’s name 4c PN
5 Total number of participants at the beginning of the plan year 5 105
6 Number of participants as of the end of the plan year unless otherwise stated (welfare plans complete only lines 6a(1), 6a(2), 6b, 6c, and 6d).
a(1) Total number of active participants at the beginning of the plan year 6a(1) 90
a(2) Total number of active participants at the end of the plan year 6a(2) 87
b Retired or separated participants receiving benefits 6b 0
c Other retired or separated participants entitled to future benefits 6c 21
d Subtotal. Add lines 6a(2), 6b, and 6c 6d 108
e Deceased participants whose beneficiaries are receiving or are entitled to receive benefits 6e 0
f Total. Add lines 6d and 6e 6f 108
g Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item) 6g 107
h Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested 6h 13
7 Enter the total number of employers obligated to contribute to the plan (only multiemployer plans complete this item) 7
8a If the plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristics Codes in the instructions:
2E 2F 2G 2J 2K 2R 2T 3D 3H
b if the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristics Codes in the instructions:
9a Plan funding arrangement (check all that apply) 9b Plan benefit arrangement (check all that apply)
(1) Insurance (1) Insurance
(2) Code section 412(e)(3) insurance contracts (2) Code section 412(e)(3) insurance contracts
(3) X Trust (3) X Trust
(4) General assets of the sponsor (4) General assets of the sponsor
10 Check all applicable boxes in 10a and 10b to indicate which schedules are attached, and, where indicated, enter the number attached (See instructions)
a Pension Schedules b General Schedules
(1) X R (Retirement Plan Information) (1) H (Financial information)
(2) MB (Multiemployer Defined Benefit Plan and Certain Money Purchase Plan Actuarial Information) - signed by the plan actuary (2) X I (Financial Information - Small Plan) (3) A (Insurance information) (4) C (Service Provider Information)
(3) SB (Single-Employer Defined Benefit Plan Actuarial Information) - signed by the plan actuary (5) D (DFE/Participating Plan Information) (6) G (Financial Transaction Schedules)

Form 5500 (2015) Page 3
Part III Form M-1 Compliance Information (to be completed by welfare benefit plans)
11a if the plan provides welfare benefits, was the plan subject to the Form M-1 filing requirements during the plan year? (See instructions and 29 CFR 2520.101-2.) Yes No
If “Yes’’ is checked, complete lines 11b and 11c.
11b Is the plan currently in compliance with the Form M-1 filing requirements? (See instructions and 29 CFR 2520.101-2.) Yes No
11c Enter the Receipt Confirmation Code for the 2015 Form M-1 annual report. If the plan was not required to file the 2015 Form M-1 annual report, enter the Receipt Confirmation Code for the most recent Form M-1 that was required to be filed under the Form M-1 filing requirements. (Failure to enter a valid Receipt Confirmation Code will subject the Form 5500 filing to rejection as incomplete.)
Receipt Confirmation Code

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	Riverview Financial Corporation 401(k) Retirement Plan

/s/ Kirk D. Fox
Kirk D. Fox
Plan Trustee

Date:	November 22, 2016